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                               June 24, 2022

       Christopher M. Bouda
       Vice President and Chief Accounting Officer
       Danaher Corporation
       2200 Pennsylvania Avenue, N.W., Suite 800W
       Washington, DC 20037-1701

                                                        Re: Danaher Corporation
                                                            Form 10-K For the
fiscal year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-08089

       Dear Mr. Bouda:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K For the fiscal year ended December 31, 2021

       Consolidated Financial Statements
       Note 8. Other Operating Expenses, page 86

   1. We note you entered into a series of related agreements to resolve litigation and to modify and partially terminate
the related prior commercial arrangements, and $547 million
                                                        was recorded as pretax
contract settlement expense due to the unfavorable nature of the arrangement and $34
million was capitalized as intangible assets. Please explain to us in further detail the
basis for predominantly recording the arrangement as contract settlement expense. As part of
your response, please provide details of the significant assumptions and methodologies in
the valuation used to assist you in determining the value of each of the elements of the
transaction. In addition, your response should also include:

                                                              details of the
underlying litigation;
                                                              the significant
terms of each of the agreements;
 Christopher M. Bouda
Danaher Corporation
June 24, 2022
Page 2
                the reason why the payments were structured over a duration through 2029, and not all upfront;
                how the non-fixed portion of the payments are to be determined; the elements of the transaction and the specific unfavorable nature of the prior
              arrangement that resulted in significant expense being recorded and why greater value was not attributed to the ongoing acquired rights;
                the reason why the payments are not expensed as due;
                the reason why you did not account for each agreement on a stand-alone basis; and
                the reason it is appropriate to present the cash outflows as a financing activity.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



FirstName LastNameChristopher M. Bouda                       Sincerely,
Comapany NameDanaher Corporation
                                                             Division of
Corporation Finance
June 24, 2022 Page 2                                         Office of Life
Sciences
FirstName LastName